EXHIBIT 99.1

Lifeway Foods Announces Record First Quarter 2013 Financial Results

Morton Grove, IL — May 15, 2013 — Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, today announced results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

●	Net sales increased approximately 26% to $24.4 million for the quarter
●	Gross profit increased approximately 41% and gross profit margin increased to 35% for the quarter
●	Record earnings per diluted share of $0.14 for the quarter
●	Cash and cash equivalents increased $1.6 million to $2.7 million for the quarter

“We started the year off strong as our record sales increase, combined with a lower cost of milk and management of our expenses enabled us to see a 100% increase in earnings the first quarter of 2013,” said Julie Smolyansky, CEO of Lifeway Foods, Inc. “We continue to add new distribution in the US and to expand Lifeway’s kefir probiotic reach beyond dairy aisles into other areas of the store. We continue to focus on expanding our complementary product portfolio to appeal to the increasingly health conscious consumer. Looking ahead, we are prudently targeting new markets like the UK and remain optimistic about our future growth long-term both domestically and internationally.”

First Quarter Results

First quarter of 2013 gross sales increased approximately 28% to $27.6 million compared to $21.6 million for the first quarter of 2012.  This increase is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids and BioKefir™.

First quarter total consolidated net sales increased approximately 26% to $24.4 million from $19.4 million in the first quarter of 2012.  Net sales are recorded as gross sales less promotional activities such as slotting fees paid, couponing, spoilage and promotional allowances as well as early payment terms given to customers.  The total allowance for promotions and discounts in the first quarter of 2013 was approximately $3.2 million or 12% of gross sales, compared to $2.2 million or approximately 10% of gross sales in the same period last year.

Cost of goods sold as a percentage of net sales, excluding depreciation expense, were approximately 63% during the first quarter of 2013, compared to approximately 67% during the same period in 2012. Gross profit for the first quarter of 2012 increased 41% to approximately $8.6 million, compared to approximately $6.1 million in the first quarter of the prior year. The gross profit margin increased to 35% in the first quarter 2013 versus 31% in the first quarter of 2012. The increase was primarily attributable to the decreased cost of conventional milk, the Company’s largest raw material.  The total cost of milk was approximately 5% lower during the first quarter 2013 when compared to the same period in 2012.

Operating expenses as a percentage of net sales were approximately 20% during the first quarter of 2013, compared to approximately 22% during the same period in 2012.  This was primarily attributable to an increase in selling related expenses, which increased approximately 3% to $2.8 million during the first quarter of 2013, from $2.7 million during the same period in 2012.

The Company reported income from operations of $3.7 million during the first quarter of 2013, an improvement of $1.9 million from $1.9 million during the same period in 2012.

Provision for income tax was $1.4 million or a 37% effective tax rate for the first quarter compared to a provision for income tax of $0.8 million or a 41% effective tax rate during the same period in 2012.

Total net income was $2.4 million, or $0.14 per diluted share, for the three-month period ended March 31, 2013 compared to $1.1 million, or $0.07 per diluted share, in the same period in 2012.

Balance Sheet/Cash Flow Highlights

The Company had a net increase of cash and cash equivalents of $1.6 million during the three-month period ended March 31, 2013 compared to the same period in 2012 and an increase of $0.5 million as compared to the December 31, 2012 cash and equivalent balance. The Company had cash and cash equivalents of $2.7 million as of March 31, 2013 compared to cash and cash equivalents of $1.2 million as of March 31, 2012.

Total stockholder’s equity was $41.7 million as of March 31, 2013, which is an increase of $5.4 million when compared to March 31, 2012.  This is primarily due the increase in retained earnings of $5.7 million when compared to March 31, 2012.

Conference Call

The Company will host a conference call to discuss these results with additional comments and details today, Wednesday, May 15, 2013 at 4:30 p.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through May 29, 2013. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer and Chief Operating Officer.

About Lifeway Foods

Lifeway Foods, Inc. (Nasdaq: LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the fifth consecutive year, is America's leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. In addition to its line of Kefir products, the company produces a variety of Frozen Kefir and probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
YouTube: http://www.youtube.com/user/lifewaykefir

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR
Katie Turner
John Mills 646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
March 31, 2013 and 2012 (Unaudited) and December 31, 2012

	(Unaudited) March 31,		December 31,
	2013	2012	2012
ASSETS

Current assets
Cash and cash equivalents	$2,739,957	$1,156,539	$2,286,226
Investments	2,062,343	1,723,836	1,869,888
Certificates of deposits in financial institutions	250,000	300,000	450,000
Inventories	7,080,899	5,205,457	5,939,186
Accounts receivable, net of allowance for doubtful
accounts and discounts	11,915,981	8,484,371	8,723,737
Prepaid expenses and other current assets	92,827	39,880	97,138
Other receivables	5,165	155,937	8,825
Deferred income taxes	295,701	357,963	234,687
Refundable income taxes	84,828	—	84,828
Total current assets	$24,527,701	$17,423,983	$19,694,515

Property and equipment, net	14,917,260	15,031,364	14,986,776

Intangible assets
Goodwill and other non-amortizable brand assets	14,068,091	14,068,091	14,068,091
Other intangible assets, net of accumulated amortization of
$4,020,598 and $3,276,645 at March 31, 2013 and 2012 and $3,842,756
At December 31, 2012, respectively	4,285,403	5,029,355	4,463,242
Total intangible assets	18,353,494	19,097,446	18,531,333

Other Assets
Long-term accounts receivable net of current portion	294,000	276,050	294,000
Total assets	$58,092,455	$51,828,843	$53,506,624

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Checks written in excess of bank balances	$0	$333,446	$0
Current maturities of notes payable	543,591	789,933	542,981
Accounts payable	6,465,801	4,597,466	4,256,725
Accrued expenses	1,197,883	755,187	1,155,677
Accrued income taxes	462,593	279,402	254,311
Total current liabilities	8,669,868	6,755,434	6,209,694

Notes payable	4,820,160	5,363,750	4,955,945

Deferred income taxes	2,909,134	3,394,957	3,028,518

Total liabilities	16,399,162	15,514,141	14,194,157

Stockholders' equity
Common stock, no par value; 20,000,000 shares authorized;
17,273,776 shares issued; 16,346,017 shares outstanding at
March 31, 2013; 17,273,776 shares issued; 16,390,417 shares
outstanding at March 31, 2012; 17,273,776 shares issued; 16,346,017 shares
outstanding at December 31, 2012	6,509,267	6,509,267	6,509,267
Paid-in-capital	2,032,516	2,032,516	2,032,516
Treasury stock, at cost	(8,187,682)	(7,783,580)	(8,187,682)
Retained earnings	41,270,416	35,526,285	38,904,777
Accumulated other comprehensive income (loss), net of taxes	68,776	30,214	53,591
Total stockholders' equity	41,693,293	36,314,702	39,312,469

Total liabilities and stockholders' equity	$58,092,455	$51,828,843	$53,506,626

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
March 31, 2013 and 2012 (Unaudited) and December 31, 2012

	(Unaudited)
	Three Months Ended
	March 31,
	2013			2012
				(as restated)

Sales	$27,590,622	$		$21,545,896	$
Less: discounts and allowances	(3,203,591)			(2,148,699)
Net sales	24,387,031		24,387,031	19,397,197		19,397,197
Cost of goods sold			15,402,875			12,906,722
Depreciation expense			394,125			399,045
Total cost of goods sold			15,797,000			13,305,767
Gross profit			8,590,030			6,091,430
Selling expenses			2,813,572			2,721,973
General and administrative			1,868,100			1,308,222
Amortization expense			177,842			188,705
Total operating expenses			4,859,514			4,218,900

Income from operations			3,730,517			1,872,530

Other income (expense):
Interest and dividend income			15,009			11,573
Rental income			3,269			3,000
Interest expense			(36,299)			(50,186)
Gain (loss) on sale of investments, net			64,335			17,985
Other Expense			0			0
Total other income (expense)			46,314			17,628

Income before provision for
income taxes			3,776,831			1,854,902

Provision for income taxes			1,411,192			759,913
Net income			$2,365,639			$1,094,989
Basic and diluted earnings
per common share			.14			.07
Weighted average number of
shares outstanding			16,346,017			16,397,998

COMPREHENSIVE INCOME

Net income			$2,365,639			$1,094,989

Other comprehensive income
(loss), net of tax:
Unrealized gains on
investments (net of tax)			51,535			29,000
Less reclassification adjustment for (gains)
losses included in
net income (net of taxes)			(36,349)			10,162
Comprehensive income			$2,380,824			$1,134,151

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2013 and 2012 (Unaudited)

	(Unaudited)
	March 31,
	2013	2012

Cash flows from operating activities:
Net income	$2,365,639	$1,094,989
Adjustments to reconcile net income to net
cash flows from operating activities:
Depreciation and amortization	571,967	587,750
Loss (gain) on sale of investments, net	(64,335)	(17,985)
Deferred income taxes	(192,090)	(185,805)
Bad Debt Expense	51,819	6,384
(Increase) decrease in operating assets:
Accounts receivable	(3,244,063)	(526,979)
Other receivables	3,660	68,267
Inventories	(1,141,713)	(250,982)
Refundable income taxes	0	41,316
Prepaid expenses and other current assets	4,311	39,750
Increase (decrease) in operating liabilities:
Accounts payable	2,209,076	211,227
Accrued expenses	42,206	201,462
Income taxes payable	208,282	279,402
Net cash provided by operating activities	814,759	1,548,796

Cash flows from investing activities:
Purchases of investments	(1,271,516)	(318,123)
Proceeds from sale of investments	1,170,271	404,028
Redemption of certificates of deposits	200,000	0
Purchases of property and equipment	(324,608)	(231,243)
Net cash used in investing activities	(225,853)	(145,338)

Cash flows from financing activities:
Checks written in excess of bank balances	0	(258,594)
Purchases of treasury stock	0	(176,606)
Repayment of notes payable	(135,175)	(926,869)
Net cash used in financing activities	(135,175)	(1,362,069)

Net (decrease) increase in cash and cash equivalents	453,731	41,389

Cash and cash equivalents at the beginning of the period	2,286,226	1,115,150

Cash and cash equivalents at the end of the period	$2,739,957	$1,156,539